SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

VBI Vaccines Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

91822J 10 3

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Perceptive Advisors LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 43,509,553
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 43,509,553

(11)	Aggregate amount beneficially owned by each reporting person 43,509,553
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 16.7%
(14)	Type of reporting person IA

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Joseph Edelman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 43,509,553
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 43,509,553

(11)	Aggregate amount beneficially owned by each reporting person 43,509,553
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 16.7%
(14)	Type of reporting person IN

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Perceptive Life Sciences Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 41,440,729
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 41,440,729

(11)	Aggregate amount beneficially owned by each reporting person 41,440,729
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 16.0%
(14)	Type of reporting person CO

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Perceptive Credit Holdings, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,068,824
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,068,824

(11)	Aggregate amount beneficially owned by each reporting person 2,068,824
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0.8%
(14)	Type of reporting person PN

CUSIP No. 91822J 10 3

Item 5 – Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)-(b) The information required by this item with respect to each Reporting Person is set forth in Rows 7 through 11 and 13 of each cover page to this Schedule 13D. The ownership percentages reported are based on 258,257,494 outstanding shares of Common Stock as reported by the Issuer in its Form 10-K filed on March 13, 2023.

The Master Fund directly holds 41,440,729 shares of Common Stock. The Credit Fund directly holds 2,068,824 warrants each exercisable for one share of Common Stock. The Investment Manager serves as the investment manager to the Master Fund and the Credit Fund and may be deemed to beneficially own the securities directly held by the Fund and the Credit Fund. Mr. Edelman is the managing member of the Investment Manager and may be deemed to beneficially own the securities directly held by the Master Fund and the Credit Fund.

(c) The transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth below:

Name	Date of Transaction	Number of Shares Acquired or Disposed	Type of Transaction	Price per Share(1)
Master Fund	04/4/2023	(4,810,623)	Sale	$0.16(2)
Master Fund	04/5/2023	(1,832,563)	Sale	$0.13(3)
Master Fund	04/6/2023	(4,251,087)	Sale	$0.11(4)

(1)

The prices reported in this column are weighted average prices. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges of the prices reported.

(2)	These shares were purchased in multiple transactions at prices ranging from $0.14 to $0.21, inclusive.
(3)	These shares were purchased in multiple transactions at prices ranging from $0.12 to $0.15, inclusive.
(4)	These shares were purchased in multiple transactions at prices ranging from $0.10 to $0.126, inclusive.

(d)-(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE CREDIT HOLDINGS, LP

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member